Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF

SAPIENS AND STONERIVER

The following Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2016 combine the historical consolidated statements of operations of Sapiens International Corporation N.V. (“Sapiens”) and StoneRiver, Inc. (“StoneRiver”), giving effect to the acquisition by Sapiens of StoneRiver (the “Acquisition”) as if it had been consummated on January 1, 2016. The following Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical consolidated balance sheets of Sapiens and StoneRiver, giving effect to the Acquisition as if it had been consummated on December 31, 2016.

In the first quarter of 2017, Sapiens acquired 100% of the outstanding capital stock of privately-held StoneRiver for an aggregate purchase price of approximately $102 million in cash, subject to certain adjustments based on working capital, transaction expenses, unpaid debt and certain litigation matters.

For further information re: the protections afforded to Sapiens from potential damages related to StoneRiver (both via insurance purchased by Sapiens and escrow funds established by the seller of StoneRiver) please see Note 1 to these Unaudited Pro Forma Condensed Combined Financial Statements below.

The unaudited pro forma condensed combined financial information herein has been prepared in accordance with SEC Regulation S-X Article 11. The unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results that would have resulted had the Acquisition been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of future results of operations or financial position of the combined company. The adjustments that are reflected in the unaudited pro forma combined financial information (as described in Note 4 below) give effect to events that are directly attributable to the Acquisition transaction, are factually supportable, and, in the case of the Unaudited Pro Forma Condensed Combined Statement of Operations, are expected to have a continuing impact.

Under the acquisition method of accounting, the net tangible and intangible assets of StoneRiver at the time of the Acquisition were recorded at their fair values at the Acquisition date. The estimated fair values are based on information that was available as of June 30, 2017 and may be subject to change.

These Unaudited Pro Forma Condensed Combined Financial Statements have been developed from, and should be read in conjunction with, the audited consolidated financial statements of Sapiens for 2016 contained in its Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2017, and the audited financial statements of StoneRiver for the fiscal year ended December 31, 2016, attached as Exhibit 99.1 to Sapiens’ Report of Foreign Private Issuer on Form 6-K to which these Unaudited Pro Forma Condensed Combined Financial Statements are attached as Exhibit 99.2.

Unaudited Pro Forma Condensed Combined Balance Sheet

	As of December 31, 2016
			Pro Forma		Pro Forma
(in thousands)	Sapiens	StoneRiver	Adjustment	Note 4	Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	60,908	5,419	(26,281)	(i), (j), (k), (l)	40,046
Trade receivables, net	34,684	12,312	(1,604)	(m), (p)	45,392
Other receivables and prepaid expenses	6,389	1,465	138	(m)	7,992
Marketable securities	18,220	-	(18,220)	(k)	-

Total current assets	120,201	19,196	(45,967)		93,430

LONG-TERM ASSETS
Marketable securities	17,228	-	(17,228)	(k)	-
Property and equipment, net	9,807	646	525	(n)	10,978
Severance pay fund	4,041	-	-		4,401
Goodwill and intangible assets, net	101,951	55,855	59,316	(m), (n)	217,122
Other long-term assets	4,623	78	-		4,701

Total long-term assets	137,650	56,579	42,613		236,842

TOTAL ASSETS	257,851	75,775	(3,354)		330,272

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	6,562	1,071	1,286	(o)	8,919
Accrued expenses and other liabilities	32,049	8,501	749	(m)	41,299
Deferred revenue	9,137	11,618	(4,974)	(m), (p)	15,781
Current maturities of long-term loans	-	1,500	6,500	(i), (j)	8,000

Total current liabilities	47,748	22,690	3,561		73,999

LONG-TERM LIABILITIES
Other long-term liabilities	9,864	4,255	11,201	(m)	25,320
Long Term Loans	-	28,297	3,703	(i), (j)	32,000
Accrued severance pay	4,940	-	-		4,940

Total long-term liabilities	14,804	32,552	14,904		62,260

REDEEMABLE NON-CONTROLLING INTEREST	908	-	-		908

EQUITY	194,391	20,533	(21,819)		193,105

TOTAL LIABILITIES AND EQUITY	257,851	75,775	(3,354)		330,272

The accompanying notes are an integral part of these Unaudited Pro Forma
Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined Statements of Income

	Year Ended December 31, 2016
			Pro Forma		Pro Forma
(in thousands, except per share data)	Sapiens	StoneRiver	Adjustments	Note 4	Combined

Revenue	216,190	82,407	(364)	(a)	298,233
Cost of revenue	130,402	62,955	5,406	(a)	198,763

Gross profit	85,788	19,452	(5,770)		99,470

Operating expenses:
Research and development, net	16,488	-	-		16,488
Depreciation and amortization	-	5,194	(5,194)	(b), (c)	-
Selling, marketing, general and administrative	44,460	16,658	560	(c), (d)	61,678
Total operating expenses	60,948	21,852	(4,634)		78,166

Operating income (loss)	24,840	(2,400)	(1,136)		21,304

Financial expense (income), net	(533)	1,680	48	(e), (f), (g)	1,195
Taxes and other expenses (income), net	5,772	(1,761)	(1,348)	(h)	2,663

Net income (loss)	19,601	(2,319)	164		17,446

Attributable to non-controlling interest	265	-	-		265

Net income (loss) attributable to Sapiens' shareholders	19,336	(2,319)	164		17,181

Basic earnings per share	0.40				0.36

Diluted earnings per share	0.40				0.35

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	48,947				48,947

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,780				49,780

The accompanying notes are an integral part of these Unaudited Pro Forma
Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Description of the Transaction

Pursuant to a Share Purchase Agreement, dated February 14, 2017, by and among Sapiens, StoneRiver and StoneRiver Group L.P. (the “Share Purchase Agreement”), Sapiens consummated the acquisition of all outstanding shares of StoneRiver in the first quarter of 2017, for an aggregate purchase price of approximately $102 million in cash. The purchase price was subject to adjustments based on the working capital level of StoneRiver as of the time of the closing, and was furthermore subject to reductions in the amounts of certain transaction expenses incurred by the parties, certain unpaid debt of StoneRiver and certain liability of StoneRiver in respect of specific litigation matters (the “Acquisition”).

Under the terms of the Acquisition, in order to protect itself from potential damages for which it is entitled to indemnification from the seller under the Share Purchase Agreement, immediately prior to the closing of the Acquisition, Sapiens purchased a representations and warranties insurance policy (the “Insurance”). The Insurance provides for coverage of $12,500,000 in the aggregate for a period of three years (except with respect to certain fundamental representations and warranties, as to which the Insurance will remain in effect for six years).  As a further protection for Sapiens, the seller of StoneRiver established two escrow funds, for the purpose of providing indemnification for Sapiens for certain damages that are not fully recovered under the Insurance: (i) an escrow fund in an amount of $500,000 for a period of one year; and (ii) an escrow fund in an amount of $2,000,000 for a period of 18 months.

Note 2. Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 2016 gives effect to the Acquisition as if it had been completed on January 1, 2016. The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2016 gives effect to the Acquisition as if it had been completed on December 31, 2016.

Assumptions and estimates underlying the unaudited pro forma adjustments are described in these notes, which should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Statements. Since the Unaudited Pro Forma Condensed Combined Financial Statements have been prepared based upon estimates (as of June 30, 2017), the final amounts recorded may differ from the information presented.

The Acquisition is reflected in the Unaudited Pro Forma Condensed Combined Financial Statements in accordance with Accounting Standards Codification (ASC) Topic 805, “Business Combinations,” using the acquisition method of accounting with Sapiens as the accounting acquirer. Under these accounting standards, the total estimated purchase price is calculated as described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements, and the assets acquired and the liabilities assumed of StoneRiver are measured and recorded at their estimated fair values. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Sapiens estimated the fair values as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The estimated fair values are based on the information that was available as of June 30, 2017 and may be subject to change.

Estimated transaction costs have been excluded from the Unaudited Pro Forma Combined Statements of Income, as they reflect charges directly related to the Acquisition, which do not have a continuing impact. However, the anticipated transaction costs are reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as an increase to trade payables and an equivalent decrease to retained earnings (included within Equity).

Sapiens and StoneRiver have incurred and may continue to incur costs associated with integrating the operations of the two companies after the Acquisition was completed. The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the Acquisition.

Note 3. Estimate of Consideration Transferred

The Acquisition is reflected in accordance with ASC Topic 805, “Business Combinations,” using the acquisition method of accounting, with Sapiens as the acquirer. The total consideration transferred to effect the Acquisition is as follows (in thousands):

Cash purchase price payable to StoneRiver stockholder under Share Purchase Agreement	$100,000
Adjustment in respect of working capital of StoneRiver under Share Purchase Agreement	(992)
Payment to StoneRiver stockholder from settlement amount received from StoneRiver customer*	2,721
Total consideration	$101,729

*This payment represents the amount received by StoneRiver Group L.P. (the seller of StoneRiver) pursuant to the terms of the Share Purchase Agreement in respect of a settlement reached by StoneRiver with a customer following the closing of the Acquisition. Several years prior to the Acquisition, StoneRiver had entered into a software development agreement with a system integrator and a customer to customize, enhance and implement a product for the customer. Following a dispute, the parties negotiated a settlement agreement (in June 2017 after the closing of the Acquisition), under which StoneRiver received $7.8 million in full and final settlement of the dispute. That $7.8 million settlement amount included an annual renewal payments by the customer to StoneRiver for maintenance services to be provided by StoneRiver to the customer. Based on the terms of the Share Purchase Agreement, the seller of StoneRiver was entitled to receive $2.721 million out of that $7.8 million amount. We have adjusted the purchase price allocation on a pro forma basis by increasing the net trade receivables amount upwards by $3.1 million to reflect the added value of the trade receivables that we acquired as a result of that settlement payment. Please see note 4(m) to the Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet for a list of the pro forma adjustments reflected in the purchase price allocation.

Under the acquisition method of accounting, the net tangible and intangible assets of StoneRiver acquired as part of the Acquisition were recorded at their fair values as of the date of the closing of the Acquisition, based on a preliminary purchase price allocation report prepared by a third-party appraiser. The estimated fair values are based on the information that was available as of June 30, 2017 and may be subject to change. The preliminary allocation of the purchase price to the assets acquired and liabilities assumed is as follows (in thousands):

Allocation of
Purchase Price
Current assets	$22,319
Property, plant and equipment*	1,171
Goodwill	76,810
Intangible assets*	38,361
Other non-current assets	78
Total assets acquired	138,739
Current liabilities	10,321
Unearned revenue	11,233
Long term liabilities	15,456
Total liabilities assumed	37,010
Estimated purchase price	$101,729
* Including classification according to Sapiens’ policy, see also note 4(n) below.

The allocation of the purchase price to the net assets acquired and liabilities assumed as of the Acquisition closing date resulted in the recognition of the following intangible assets (in thousands):

		Weighted Average
	Amount	Life - Years
Developed technology	$33,110	7
Customer relationships	4,548	13
Backlog	703	1
Total	$38,361

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

The pro-forma adjustments are based in our preliminary estimates and assumptions that are subject to change. The unaudited adjustments included in the Unaudited Pro Forma Condensed Combined Financial Statements are as follows:

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income

(a) Amortization. The adjustment to amortization expense recorded in revenue, and the adjustment to cost of revenues expenses, were a result of fair market value adjustments to assets acquired. The estimated fair value of deferred revenue that was acquired and the estimated fair value of amortizable intangible assets that were acquired are expected to be amortized over estimated useful lives, which will generally range from 1 to 15 years.

Pro forma adjustments for amortization expense have been included as follows:

Year ended
(in thousands)	December 31, 2016
Revenue	$(364)
Cost of revenue	5,406

(b) Elimination of amortization expenses in respect of StoneRiver intangible assets. Prior to the Acquisition, the StoneRiver balance sheet included certain intangible assets, all of which were reevaluated by Sapiens in connection with the Acquisition. As a result of that reevaluation, we eliminated those intangible assets and amortization expenses that accrued during 2016 in respect of those intangible assets.

Pro forma adjustment for those eliminations is shown in the table below:

Year ended
(in thousands)	December 31, 2016
Depreciation and amortization	$(4,308)

(c) Reclassification of depreciation and amortization expenses. Net expenses of $0.9 million of StoneRiver for the year ended December 31, 2016 have been reclassified from depreciation and amortization expenses to selling, marketing, general and administrative expenses, to be consistent with Sapiens’ existing classifications.

(d) Elimination of transaction costs. Total transaction costs of approximately $0.3 million related to the Acquisition were recorded as an expense in selling, general and administrative expenses for the year ended December 31, 2016. Those costs that were eliminated from the Unaudited Pro Forma Condensed Combined Statements of Income as those costs relate directly to the Acquisition and do not have an ongoing impact.

(e) Elimination of interest expense on StoneRiver loan. The indebtedness of StoneRiver was paid off at the closing of the Acquisition; accordingly, the pro forma adjustments should reflect an elimination of interest expenses of $1.6 million paid by StoneRiver during the year ended December 31, 2016 in relation to outstanding indebtedness of $37 million as if it had been paid off on January 1, 2016.

(f) Addition of interest expense in respect of loan received by Sapiens. For purposes of financing the Acquisition, at the closing of the Acquisition (which occurred in the first quarter of 2017, following the 2016 year covered by the Unaudited Pro Forma Condensed Combined Statements of Income), Sapiens received a $40 million term loan. The Unaudited Pro Forma Condensed Combined Statements of Income include interest of $1.205 million accrued in respect of that loan as if it was outstanding on January 1, 2016.

(g) Financial income in respect of marketable securities held by Sapiens. As part of its financing for the Acquisition, Sapiens sold all marketable securities held by it and used the proceeds towards payment of the purchase price for the Acquisition. As a result of that sale, the pro forma adjustments eliminate all related financial income in an amount of $0.5 million that was recorded during the year ended December 31, 2016 in respect of those securities.

(h) Deferred tax expenses. Adjustments to deferred tax expenses arise from (1) the decrease in the deferred tax liability resulted from amortization of estimated fair value adjustments in the financial statements for acquired intangible assets (see note (a) above), and (2) the elimination of deferred tax income that was recorded during 2016 in connection with amortization of intangible assets of StoneRiver (see note (b) above).

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(i) Addition of liability in respect of loan received by Sapiens. For purposes of financing the Acquisition, at the closing of the Acquisition (which occurred in the first quarter of 2017, following the December 31, 2016 date of the Unaudited Pro Forma Condensed Combined Balance Sheet), Sapiens received a $40 million term loan. For purposes of the Unaudited Pro Forma Condensed Combined Balance Sheet, to better present the financial condition of the combined company post-Acquisition, such loan is treated as if it was received on December 31, 2016. The pro forma adjustments in respect of that loan are shown in the table below:

As of
(in thousands)	December 31, 2016
Cash and cash equivalents	$40,000
Current maturities of loans	(8,000)
Long Term Loans	(32,000)

(j) Elimination of StoneRiver loan. The indebtedness of StoneRiver was paid off at the closing of the Acquisition (in the first quarter of 2017, following the December 31, 2016 date of the Unaudited Pro Forma Condensed Combined Balance Sheet), pursuant to the Share Purchase Agreement. In order to more accurately present the financial condition of the combined company post-Acquisition, the pro forma adjustments reflect an elimination of the indebtedness of $30 million as if it had been paid off on December 31, 2016.

(k) Marketable securities held and sold by Sapiens. As part of its financing for the Acquisition, Sapiens sold all marketable securities held by it, in an amount of $35.4 million, and used the proceeds therefrom towards payment of the purchase price for the Acquisition. The pro forma adjustments eliminate such marketable securities and replace them with an equivalent amount of cash, in the Unaudited Pro Forma Condensed Combined Balance Sheet, as if such sale of marketable securities had occurred prior to the pro forma balance sheet date of December 31, 2016.

(l) Acquisition payment. Based on the information that was available as of June 30, 2017, total consideration paid by Sapiens in respect of the Acquisition was estimated as $101.7 million. The pro forma adjustments reflect a cash payment that was transferred to the StoneRiver stockholder in the same amount as of December 31, 2016.

(m) Purchase price allocation. Under the acquisition method of accounting, the net assets of StoneRiver acquired pursuant to the Acquisition were recorded at their fair values. The pro forma adjustments that are reflected in the purchase price allocation are shown below:

As of
(in thousands)	December 31, 2016
Trade receivables, net	$2,985
Other receivables and prepaid expenses	138
Intangible assets (net of elimination of StoneRiver intangible assets prior to Acquisition)	26,745
Goodwill (net of elimination of StoneRiver goodwill asset prior to Acquisition)	33,096
Accrued expenses and other liabilities	(749)
Deferred revenues	385
Other long-term liabilities	(11,201)

(n) Reclassification of intangible assets. $0.5 million of net intangible assets held by StoneRiver as of December 31, 2016 have been reclassified from intangible assets to property and equipment, net, to be consistent with Sapiens’ existing classifications.

(o) Addition of transaction costs. One-time transaction costs in an amount of approximately $1.3 million incurred during the six months ended June 30, 2017 (during which the Acquisition was consummated) have been added to the trade payables to reflect that liability already as of December 31, 2016 in the Unaudited Pro Forma Condensed Combined Balance Sheet, with an equivalent reduction to retained earnings (included within Equity), as of December 31, 2016.

(p) Offsetting balances of trade receivable and deferred revenue. An amount of $4.6 million in the trade receivable balance as of December 31, 2016 has been offset with deferred revenue balance, to be consistent with Sapiens’ existing accounting policy.